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                                   EXHIBIT 8

          LIST OF DIRECT AIRCRAFT OWNING SUBSIDIARIES OF AERCO LIMITED
                            AS OF SEPTEMBER 29, 2000

                                                                           COUNTRY OF
COMPANY NAME                                                  (%) HELD    INCORPORATION
------------                                                  --------    -------------
AerCo Ireland II Limited*...................................   100.00     Ireland
AerCo Ireland Limited*......................................   100.00     Ireland
AerFi POL Inc...............................................   100.00     United States
AerCoUSA Inc*...............................................   100.00     United States
Aircraft Lease Portfolio Securitization 94-1 Limited*.......   100.00     Jersey
Pergola Limited*............................................   100.00     Ireland
Baltic AirLease II LLC......................................   100.00     Isle of Man
Baltic AirLease III LLC.....................................   100.00     Isle of Man
Gustav Leasing I Limited....................................   100.00     Ireland
Gustav Leasing IV Limited...................................   100.00     Ireland
Gustav Leasing V Limited....................................   100.00     Ireland
Gustav Leasing XI Limited...................................   100.00     Ireland
Gustav Leasing XIII Limited.................................   100.00     Ireland
Gustav Leasing XIV Limited..................................   100.00     Ireland

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* Indicates companies in existence as of March 31, 2000.